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                                          Filed by: CapRock Communications Corp.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                   Subject Company: CapRock Communications Corp.
                                                  Commission File No.: 000-24581


CONSENT SOLICITATION STATEMENT

                          CAPROCK COMMUNICATIONS CORP.
                    SOLICITATION OF CONSENTS RELATING TO THE
                 12% SENIOR NOTES DUE 2008 (CUSIP NO. 140667AB2)
               11 1/2% SENIOR NOTES DUE 2009 (CUSIP NO. 140667AD8)

THE CONSENT SOLICITATION EXPIRES AT 5:00 P.M., NEW YORK CITY TIME, ON OCTOBER 27, 2000, UNLESS OTHERWISE EXTENDED (SUCH TIME, AS IT MAY BE EXTENDED, BEING CALLED THE "EXPIRATION DATE"). CONSENTS MAY BE REVOKED ON THE TERMS AND CONDITIONS SET FORTH HEREIN. SEE "THE CONSENT SOLICITATION - REVOCATION OF CONSENTS."

         Subject to the terms and conditions set forth in this Consent Solicitation Statement, CapRock Communications Corp., a Texas corporation ("CapRock"), hereby solicits consents (the "Consent Solicitation") of Holders (as defined below) of its 12% Senior Notes due 2008 (the "CapRock 1998 Notes") and its 11 1/2% Senior Notes due 2009 (the "CapRock 1999 Notes" and, together with the CapRock 1998 Notes, the "CapRock Notes") to amendments (the "Proposed Amendments") of certain provisions of the Indenture dated as of July 16, 1998 between CapRock and Chase Manhattan Trust Company, National Association, as successor Trustee, pursuant to which the CapRock 1998 Notes were issued, and the Indenture dated as of May 18, 1999 between CapRock and Chase Manhattan Trust Company, National Association, as Trustee, pursuant to which the CapRock 1999 Notes were issued (each an "Indenture" and collectively, the "Indentures"). In this Consent Solicitation Statement, the term "Record Date" means October 6, 2000, and the term "Holder" means each person shown on the records of the registrar for each series of CapRock Notes as a holder at 5:00 p.m., New York City time, on the Record Date.

         McLeodUSA Incorporated, a Delaware corporation ("McLeodUSA"), CapRock and Cactus Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of McLeodUSA ("Merger Sub"), have entered into an Agreement and Plan of Merger and related documents dated as of October 2, 2000, as amended from time to time ("Merger Agreement"). One of the closing conditions set forth in the Merger Agreement is the receipt by CapRock of the written consent of the Holders of at least a majority of the aggregate principal amount of each series of CapRock Notes outstanding ("Requisite Consents") to the matters set forth in this Consent Solicitation.

         The purpose of the Consent Solicitation is to (i) modify certain restrictive covenants contained in each Indenture in order to permit the merger of Merger Sub or any other wholly owned subsidiary of McLeodUSA with and into CapRock (the "Merger"), with CapRock surviving the Merger, (ii) allow the Merger Agreement to be consummated without triggering the change of control provisions of each Indenture and (iii) eliminate most of the restrictive covenants and reporting requirements contained in each Indenture. For a description of the Proposed Amendments, see "The Proposed Amendments."

         The Merger Agreement further requires that, as soon as practicable after the date of the Merger Agreement, McLeodUSA prepare and file with the Securities and Exchange Commission (the "Commission") a registration statement on Form S-4 to effect an exchange offer (the "Exchange Offer") to acquire all of the outstanding CapRock Notes in exchange for notes issued by McLeodUSA (the "McLeodUSA Exchange Notes") having the same interest rate, payment, maturity and redemption terms as each series of CapRock Notes but otherwise having terms (including restrictive covenants and reporting requirements) that are substantially similar to the McLeodUSA 8 1/8% Senior Notes due 2009 (the "McLeodUSA 8 1/8% Notes") issued pursuant to the Indenture dated as of February 22, 1999 between McLeodUSA and United States Trust Company of New York, as trustee.

         This consent is being solicited in exchange for the Exchange Offer being made, the Merger being consummated and other good and valuable consideration, the receipt and sufficiency of which is hereby agreed. The Holders will receive no other consideration for granting any consent solicited hereby. See "The Consent Solicitation."

                                   ----------

            The Solicitation Agents for the Consent Solicitation are:

GOLDMAN, SACHS & CO.                                        SALOMON SMITH BARNEY

OCTOBER 11, 2000


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                                  INTRODUCTION

         Each Holder is requested to read and carefully consider the information contained herein or incorporated herein by reference and to give its consent to the Proposed Amendments by properly completing and executing the accompanying Consent Form in accordance with the instructions set forth herein and therein. For additional information regarding McLeodUSA, the McLeodUSA Exchange Notes and the Exchange Offer, each Holder should review McLeodUSA reports and filings with the Commission and the Exchange Offer materials when they are available.

         CapRock is soliciting consents to all the Proposed Amendments as a single proposal. Accordingly, a Consent Form purporting to consent only to some of the Proposed Amendments with respect to a series of CapRock Notes will not be valid. The Proposed Amendments include two groups of amendments: the Merger Amendments (Items (i) and (ii) set forth on the cover page hereto) and the Covenant Amendments (Item (iii) set forth on the cover page hereto). For a description of the Proposed Amendments, see "The Proposed Amendments."

         The Merger Amendments will become effective upon (i) receipt by Chase Manhattan Trust Company, National Association (the "Consent Agent") of the Requisite Consents and (ii) execution by CapRock and the Trustee of each First Supplemental Indenture, substantially in the forms attached hereto as Annex I and Annex II, which embody the Proposed Amendments (each a "Supplemental Indenture" and collectively, the "Supplemental Indentures"). The Covenant Amendments will become effective upon (i) receipt by the Consent Agent of the Requisite Consents, (ii) execution by CapRock and the Trustee of each Supplemental Indenture and (iii) the later of (a) the effective time of the Merger and (b) 20 business days following commencement by McLeodUSA of the Exchange Offer.

         Consents will be deemed to have been accepted upon receipt of the Requisite Consents by the Consent Agent and when all applicable conditions have been satisfied or waived. Consents may be revoked in accordance with the procedure set forth herein and in the Consent Form at any time prior to, but will become irrevocable upon, receipt of the Requisite Consents by the Consent Agent.

         CapRock expressly reserves the right, in its sole discretion and regardless of whether any of the conditions described under "The Consent Solicitation-Conditions to the Consent Solicitation" have been satisfied, subject to applicable law, at any time prior to receipt of the Requisite Consents by the Consent Agent to (i) terminate the Consent Solicitation for any reason, (ii) extend the Expiration Date or (iii) amend the terms of the Consent Solicitation. CapRock also expressly reserves the right, in its sole discretion, to waive any of the conditions to the Consent Solicitation at any time prior to the Expiration Date. The Expiration Date may be extended if the registration statement on Form S-4 relating to the Exchange Offer has not been filed with the Commission and a preliminary prospectus has not been delivered or otherwise made available to Holders at least five (5) business days prior to the Expiration Date. See "The Consent Solicitation--Expiration Date; Extensions; Amendment."

         Only Holders are eligible to consent to the Proposed Amendments. Any beneficial owner of the CapRock Notes who is not a Holder of such CapRock Notes must arrange with the person


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who is the Holder or such Holder's assignee or nominee to execute and deliver a
Consent Form on behalf of such beneficial owner. FOR PURPOSES OF THE CONSENT SOLICITATION, THE DEPOSITORY TRUST COMPANY ("DTC") HAS AUTHORIZED DTC PARTICIPANTS SET FORTH IN THE POSITION LISTING OF DTC AS OF THE RECORD DATE TO EXECUTE CONSENT FORMS AS IF THEY WERE THE HOLDERS OF THE CAPROCK NOTES HELD OF RECORD IN THE NAME OF DTC OR THE NAME OF ITS NOMINEE. ACCORDINGLY, FOR PURPOSES OF THE CONSENT SOLICITATION, THE TERM "HOLDER" SHALL BE DEEMED TO INCLUDE SUCH DTC PARTICIPANTS. BENEFICIAL OWNERS OF CAPROCK NOTES HAVING CAPROCK NOTES REGISTERED IN THE NAME OF A BROKER, DEALER, COMMERCIAL BANK, TRUST COMPANY OR OTHER NOMINEE MUST CONTACT SUCH REGISTERED HOLDER IF THEY DESIRE TO DELIVER A CONSENT IN RESPECT OF SUCH CAPROCK NOTES.

         The transfer of CapRock Notes after the Record Date will not have the effect of revoking any consent validly given by the Holder, and each properly completed and executed Consent Form will be counted notwithstanding any transfer of the CapRock Notes to which such Consent Form relates, unless the applicable Holder has complied with the procedure for revoking consents described herein and in the Consent Form. See "The Consent Solicitation--Revocation of Consents."

         HOLDERS WHO WISH TO CONSENT MUST DELIVER THEIR PROPERLY COMPLETED AND EXECUTED CONSENT FORM TO THE CONSENT AGENT AT THE ADDRESS SET FORTH HEREIN AND IN THE CONSENT FORM IN ACCORDANCE WITH THE INSTRUCTIONS SET FORTH HEREIN AND THEREIN. CONSENTS SHOULD NOT BE DELIVERED TO CAPROCK OR THE SOLICITATION AGENTS. HOWEVER, CAPROCK RESERVES THE RIGHT TO ACCEPT ANY CONSENT RECEIVED BY THE SOLICITATION AGENTS OR CAPROCK. FOR PURPOSES OF THIS CONSENT SOLICITATION, UNDER NO CIRCUMSTANCES SHOULD ANY PERSON TENDER OR DELIVER CAPROCK NOTES TO CAPROCK, MCLEODUSA, THE SOLICITATION AGENTS, THE CONSENT AGENT OR THE TRUSTEE AT ANY TIME.

         No person has been authorized to give any information or make any representations other than those contained or incorporated by reference herein or in the accompanying Consent Form and other materials, and, if given or made, such information or representations must not be relied upon as having been authorized by CapRock, the Solicitation Agents, the Consent Agent, the Trustee or any other person. The statements made in this Consent Solicitation Statement are made as of the date hereof, and the delivery of this Consent Solicitation Statement and the accompanying materials shall not, under any circumstances, create any implication that the information contained herein is correct after the date hereof.

         Recipients of this Consent Solicitation Statement and the accompanying materials should not construe the contents hereof or thereof as legal, business or tax advice. Each recipient should consult its own attorney, business advisor and tax advisor as to legal, business, tax and related matters concerning this solicitation.

         Terms used in this document that are not otherwise defined herein have the meanings set forth in each Indenture.

         CapRock has engaged Goldman, Sachs & Co. and Salomon Smith Barney Inc. to act as solicitation agents ("Solicitation Agents") in connection with this Consent Solicitation. In addition to serving as Solicitation Agents, Goldman, Sachs & Co. is advising McLeodUSA in the


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Merger and Salomon Smith Barney Inc. is advising CapRock in the Merger. CapRock has engaged Chase Manhattan Trust Company, National Association to act as Consent Agent in connection with the Consent Solicitation. In connection with the Consent Solicitation and related transactions, CapRock has agreed to pay the Solicitation Agents and the Consent Agent customary fees and in certain cases to reimburse each of them for expenses. CapRock has also agreed to indemnify the Solicitation Agents and the Consent Agent for certain liabilities in connection with the Consent Solicitation.

         Please handle this matter through your bank or broker. Questions concerning the terms of the Consent Solicitation should be directed to Goldman, Sachs & Co. and Salomon Smith Barney Inc. Requests for assistance in completing and delivering the Consent Form or requests for additional copies of this Consent Solicitation Statement, the Consent Form or other related documents should be directed to Stephen Schaaf at Chase Manhattan Trust Company, National Association at the address or telephone numbers set forth herein.

                              AVAILABLE INFORMATION

         Each of CapRock and McLeodUSA is currently subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith, files reports and other information with the Commission. The reports and other information of CapRock and/or McLeodUSA may be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's regional offices in New York at Seven World Trade Center, 13th Floor, New York, New York 10048, and in Chicago at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such material may also be obtained by mail from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants who file electronically, such as CapRock and McLeodUSA, with the Commission. You may also call the Commission at (800) SEC-0330 for further information on the public reference rooms. Each of CapRock's and McLeodUSA's common stock is quoted on the Nasdaq National Market. Each of CapRock's and McLeodUSA's filings with the Commission are also available at the offices of the National Association of Securities Dealers, Inc., located at 1735 K Street, N.W., Washington, D.C. 20006.

                 INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

         The following documents filed (or to be filed) by CapRock with the Commission pursuant to the Exchange Act are incorporated herein by reference:

         (a) CapRock's Annual Report on Form 10-K for its fiscal year ended December 31, 1999;

         (b) CapRock's Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2000;

         (c) CapRock's Quarterly Report on Form 10-Q for the fiscal quarter ended June 30, 2000;


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         (d)      CapRock's Current Reports on Form 8-K filed with the
                  Commission on April 20, 2000, July 10, 2000 (two), August 3, 2000, August 16, 2000 and October 10, 2000; and

         (e) all other reports filed by CapRock pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Consent Solicitation Statement and prior to the expiration, termination or consummation of the Consent Solicitation.

         Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Consent Solicitation Statement to the extent that a statement contained herein, or in any other subsequently filed document that also is incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Consent Solicitation Statement. Subject to the foregoing, all information appearing in this Consent Solicitation Statement is qualified in its entirety by the information appearing in the documents incorporated herein by reference.

         CapRock will provide, without charge, to each Holder to whom this Consent Solicitation Statement is delivered, upon the written or oral request of such person, a copy of any or all of the documents relating to CapRock that are incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated herein by reference herein). Requests for such documents should be directed to the Consent Agent at the address set forth herein.

                       PURPOSE OF THE CONSENT SOLICITATION

         The purpose of the Consent Solicitation is to (i) modify certain restrictive covenants contained in each Indenture in order to permit the Merger Agreement to be consummated, (ii) allow the Merger Agreement to be consummated without causing a Change of Control (as defined in each Indenture) to occur under each Indenture and (iii) eliminate most of the restrictive covenants and reporting requirements contained in each Indenture.

                                   THE MERGER

         On October 2, 2000, CapRock, McLeodUSA and Merger Sub entered into the Merger Agreement, pursuant to which Merger Sub will merge with and into CapRock so that CapRock will be the surviving corporation and will be wholly-owned by McLeodUSA. In the transaction, each share of CapRock Common Stock will be exchanged for 0.3876 of a share of McLeodUSA Class A Common Stock. Consummation of the Merger is subject to the satisfaction of various conditions including, but not limited to, the receipt of the Requisite Consents.


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                             CERTAIN CONSIDERATIONS

         In deciding whether to consent to the Proposed Amendments each Holder should carefully consider the following, in addition to the other information contained or incorporated by reference in this Consent Solicitation Statement:

CONTINUED INDEBTEDNESS OF CAPROCK

         If the Requisite Consents are received and the Proposed Amendments become operative, then CapRock will become, upon consummation of the Merger, a wholly-owned subsidiary of McLeodUSA. McLeodUSA is a holding company that derives all of its operating income and revenue from its subsidiaries which, after the Merger, will include CapRock. McLeodUSA is contractually obligated to effect the Exchange Offer. However, neither McLeodUSA nor any of its subsidiaries, other than CapRock, have guaranteed or otherwise agreed to pay the interest on or repay the principal amount of the CapRock Notes. CapRock will remain the obligor under the Indentures and the CapRock Notes. Holders will have no direct claim against McLeodUSA or any of its subsidiaries, other than CapRock, for any payment under the Indentures or the CapRock Notes.

CONTINUED INDEBTEDNESS OF COMBINED BUSINESS

         CapRock and McLeodUSA will continue to have substantial debt, which could adversely affect them in a number of ways, including limiting their ability to obtain necessary financing in the future; limiting flexibility to plan for, or react to, changes in their combined business; requiring them to use a substantial portion of cash flow from operations to pay debt rather than for other purposes, such as working capital or capital expenditures; making them more highly leveraged than some of their competitors, which may place the combined business at a competitive disadvantage; and making them more vulnerable to a downturn in their business. The businesses of both CapRock and McLeodUSA require substantial capital and their substantial leverage may limit their ability to raise funds in the capital markets. See "The Proposed Amendments."

ADVERSE EFFECTS ON ANY CAPROCK NOTES UPON EFFECTIVENESS OF THE PROPOSED COVENANT AMENDMENTS

         If the Requisite Consents with respect to the CapRock Notes are received and the Covenant Amendments become operative, the CapRock Notes will no longer be entitled to the benefits of certain covenants and certain other provisions that will have been eliminated by the Covenant Amendments. Each Indenture, as so amended, will continue to govern the terms of all CapRock Notes that remain outstanding after the Covenant Amendments are operative. The elimination of these restrictive covenants and other provisions would permit CapRock to, among other things, incur indebtedness, pay dividends and make other restricted payments, incur liens and make investments which would otherwise not have been permitted pursuant to the Indenture. It is possible that any such actions that CapRock would be permitted to take as a result of the changes to each Indenture effected by the Supplemental Indentures would increase the credit risk with respect to CapRock. See "The Proposed Amendments."


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                             THE PROPOSED AMENDMENTS

         CAPROCK IS SOLICITING WITH RESPECT TO EACH SERIES OF CAPROCK NOTES THE CONSENTS OF THE HOLDERS OF SUCH CAPROCK NOTES TO THE PROPOSED AMENDMENTS AND TO THE EXECUTION AND DELIVERY BY CAPROCK OF THE APPLICABLE SUPPLEMENTAL INDENTURE TO EFFECT THE PROPOSED AMENDMENTS WITH RESPECT TO EACH SUCH SERIES. ALL STATEMENTS HEREIN REGARDING THE SUBSTANCE OF ANY PROVISION OF THE PROPOSED AMENDMENTS AND THE INDENTURES ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO THE FORMS OF SUPPLEMENTAL INDENTURES AND TO THE INDENTURES. IN THE CASE OF EACH OF THE INDENTURES, THE PROPOSED AMENDMENTS WOULD ELIMINATE ENTIRELY OR AMEND, AS THE CASE MAY BE, THE FOLLOWING RESTRICTIVE COVENANTS AND PROVISIONS CONTAINED IN EACH OF THE INDENTURES. CAPITALIZED TERMS USED BELOW THAT ARE NOT OTHERWISE DEFINED HEREIN SHALL HAVE THE MEANINGS ASSIGNED TO THEM IN THE INDENTURES. COPIES OF THE INDENTURES WILL BE AVAILABLE UPON REQUEST FROM THE CONSENT AGENT AT THE ADDRESS AND TELEPHONE NUMBER SET FORTH IN THIS CONSENT SOLICITATION STATEMENT. THE FORMS OF SUPPLEMENTAL INDENTURES ARE ATTACHED HERETO AS ANNEX I AND ANNEX II.

THE MERGER AMENDMENTS

         The Merger Amendments amend each Indenture (i) to permit a merger of CapRock with McLeodUSA or any wholly-owned subsidiary of McLeodUSA pursuant to the Merger Agreement and (ii) to allow the Merger Agreement to be consummated without triggering the change of control provisions of the Indentures.

THE COVENANT AMENDMENTS

         Following is a summary of the Sections proposed to be eliminated and/or amended by the Covenant Amendments. The summary of each Section does not list all of the restrictions contained in such Section and should not be relied upon as the sole basis of your decision of whether to consent to the Proposed Amendments. Holders should examine the entire contents of each Section in the respective Indentures for a complete understanding of each Section and the effect of the Covenant Amendments. Except for the amendments to Section 5.01(c) and Section 10.21 which are more particularly described below, the Proposed Amendments would eliminate in their entirety the following covenants and references thereto as well as the events of default and definitions related solely to such covenants and replace the text of each of the following Articles, Sections or Subsections in each of the Indentures with the words "Intentionally Omitted":

         SECTION 5.01(c)            Events of Default. Defines an "Event of Default" to include a default
         (1998 Indenture)           in the performance or breach of the provisions of Article 8 or the failure to make or consummate an Offer to Purchase in accordance with
                                    Section 10.10, Section 10.15 or Section 10.21. Section 5.01(c) is
                                    being amended in the Indenture pursuant to which the CapRock 1998
                                    Notes were issued to remove the references to Article 8, Section
                                    10.10 and Section 10.15. The reference to Section 10.21 in the
                                    Indenture pursuant to which the CapRock 1998 Notes were issued remains.


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
         SECTION 5.01(c)            Events of Default. Defines an "Event of Default" to include a default
         (1999 Indenture)           in the performance or breach of the provisions of Article 8 or the failure to make or consummate an Offer to Purchase in accordance with
                                    Section 10.10 or Section 10.15. Section 5.01(c) is being eliminated entirely from the Indenture pursuant to which the CapRock 1999 Notes were issued and being replaced with the words "Intentionally
                                    Omitted."

         SECTION 7.04               Reports by Issuer. Requires CapRock to file annual and quarterly reports and other required documents with the Commission, to provide copies of such reports and documents to the Trustee and to provide summaries of certain reports and documents to the Holders.

         ARTICLE 8                  Consolidation, Merger, Sale of Assets, etc. Prohibits CapRock from consolidating, merging, selling or otherwise transferring all or substantially all of its assets unless certain conditions are met.

         SECTION 10.04              Corporate Existence. Requires CapRock to maintain the corporate existence, rights, licenses and franchises of the Company and its
                                    Restricted Subsidiaries.

         SECTION 10.05              Payment of Taxes and Other Claims. Requires CapRock to pay or
                                    discharge all material taxes, assessments and governmental charges levied or imposed on CapRock or any of its Restricted Subsidiaries before such taxes, assessments and governmental charges become delinquent.

         SECTION 10.06              Maintenance of Properties. Requires CapRock to cause all material properties owned, or used or held for use in the conduct of business, by CapRock or any of its Restricted Subsidiaries to be maintained and kept in good condition.

         SECTION 10.07              Insurance. Requires CapRock to insure all of its and its Restricted
                                    Subsidiaries' properties against loss or damage to the extent that property of similar character is usually and customarily insured.

         SECTION 10.10              Repurchase of Notes Upon a Change of Control. Requires CapRock to
                                    offer to purchase the Notes governed by the applicable Indenture within 30 days of a "Change of Control," at a price equal to 101% of the unpaid principal amount of the Notes, plus accrued and unpaid interest.

         SECTION 10.11              Limitation on Indebtedness. Restricts the ability of CapRock and its
                                    Restricted Subsidiaries to incur, directly or indirectly,
                                    Indebtedness.


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
         SECTION 10.13              Limitation on Restricted Payments. Restricts the ability of CapRock and its Restricted Subsidiaries to make Restricted Payments, including payment of dividends on or purchases of CapRock's Capital
                                    Stock, purchases of subordinated indebtedness or making Investments.

         SECTION 10.14              Limitation on Transactions with Stockholders and Affiliates.
                                    Restricts the ability of CapRock and its Restricted Subsidiaries to enter into or suffer to exist any transaction with any of their respective Affiliates (except for transactions solely between CapRock and any of its Wholly Owned Restricted Subsidiaries or solely between
                                    Wholly Owned Restricted Subsidiaries) or any holder of 5% or more of the Capital Stock of CapRock.

         SECTION 10.15              Limitation on Asset Sales. Restricts the ability of CapRock and its
                                    Restricted Subsidiaries to sell, transfer or lease capital stock of
                                    Restricted Securities, assets of CapRock or Restricted Subsidiaries which constitute all or substantially all of an operating unit or business and other property of CapRock or a Restricted Subsidiary outside the ordinary course of business.

         SECTION 10.16              Limitation on Liens. Restricts the ability of CapRock and its
                                    Restricted Subsidiaries to create, incur, assume or suffer to exist any Liens of any kind against or upon any property or assets of
                                    CapRock or any Restricted Subsidiary or any shares of Capital Stock or Indebtedness of any Restricted Subsidiary.

         SECTION 10.18              Limitation on the Issuance and Sale of Capital Stock of Restricted
                                    Subsidiaries. Restricts the ability of CapRock to sell or otherwise convey or dispose of any Capital Stock of a Restricted Subsidiary and restricts the ability of CapRock's Restricted Subsidiaries to issue, sell or otherwise convey or dispose of any of their Capital Stock.

         SECTION 10.19              Limitation on Dividend and Other Payment Restrictions Affecting
                                    Restricted Subsidiaries. Restricts the ability of CapRock and its
                                    Restricted Subsidiaries to limit any Restricted Subsidiary's ability to pay dividends, to pay Indebtedness owed to CapRock or any
                                    Restricted Subsidiary, to make loans or advances to CapRock or any
                                    Restricted Subsidiary, or to transfer any of its properties to
                                    CapRock or to the other Restricted Subsidiaries.

         SECTION 10.20              Limitation on Sale-Leaseback Transactions. Restricts the ability of
                                    CapRock and its Restricted Subsidiaries to enter into any
                                    sale-leaseback transaction involving any of its assets or properties unless certain conditions are met.


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
         SECTION 10.21              Special Offer to Purchase. Section 10.21 will remain in the Indenture
         (1998 Indenture)           pursuant to which the CapRock 1998 Notes were issued.

         SECTION 10.21              Limitation on Restrictive Covenants. Limits the applicability of the
         (1999 Indenture)           restrictive covenants in the Indenture pursuant to which the CapRock
                                    1999 Notes were issued so as to avoid a breach of Section 10.19 of the Indenture pursuant to which the CapRock 1998 Notes were issued.
                                    Section 10.21 is being eliminated entirely from the Indenture pursuant to which the CapRock 1999 Notes were issued and being replaced with the words "Intentionally Omitted."

         SECTION 10.22              Commission Reports and Reports to Holders. Requires CapRock to file annual and quarterly reports and other required documents with the
                                    Commission and to provide copies of such reports and documents to the
                                    Trustee and the Holders.

         SECTION 10.23              Limitation on Issuances of Guarantees by Restricted Subsidiaries.
                                    Limits the ability of CapRock's Restricted Subsidiaries to guarantee any indebtedness of CapRock unless such Restricted Subsidiary also guarantees CapRock's obligations under the CapRock Notes.

                            THE CONSENT SOLICITATION

GENERAL

         The Merger Amendments will become effective upon (i) receipt by the Consent Agent of the Requisite Consents and (ii) execution by CapRock and the Trustee of each Supplemental Indenture. The Covenant Amendments will become effective upon (i) receipt by the Consent Agent of the Requisite Consents, (ii) execution by CapRock and the Trustee of each Supplemental Indenture and (iii) the later of (a) the effective time of the Merger and (b) 20 business days following commencement by McLeodUSA of the Exchange Offer to acquire all of the outstanding CapRock Notes in exchange for the McLeodUSA Exchange Notes.

         If the Proposed Amendments become effective, they will be binding on all Holders and their transferees, whether or not such Holders have consented to the Proposed Amendments.

         Failure to deliver a Consent Form will have the same effect as if a Holder had chosen not to give its consent with respect to the Proposed Amendments. CapRock will not provide advance notice of receipt of the Requisite Consents. The delivery of a Consent Form will not affect a Holder's right to sell or transfer the CapRock Notes.

         Beneficial owners of the CapRock Notes who wish to provide a consent and whose CapRock Notes are held, as of the Record Date, in the name of a broker, dealer, commercial bank, trust company or other nominee institution must contact such nominee promptly and instruct such nominee, as the Holder of such CapRock Notes, to promptly execute and deliver a Consent Form on behalf of the beneficial owner on or prior to the Expiration Date.

RECORD DATE

         The Record Date and time for the determination of Holders entitled to give consents pursuant to the Consent Solicitation is 5:00 p.m., New York City time, on October 6, 2000. CapRock reserves the right, at any time prior to receipt of the Requisite Consents by the Consent Agent, to establish from time to time any new date as the Record Date and, thereupon, any such new date will be deemed to be the "Record Date" for purposes of the Consent Solicitation.

CONDITIONS TO THE CONSENT SOLICITATION

         The execution of each Supplemental Indenture by CapRock and the Trustee and the obligations of CapRock to accept any valid and unrevoked consents are conditioned on (i) receipt of the Requisite Consents and (ii) the absence of any law or regulation which would, and the absence of any injunction or action or other proceeding (pending or threatened) which (in the case of any action or proceeding adversely determined) would, make unlawful or invalid or enjoin the implementation of the Proposed Amendments or the consummation of the Exchange Offer, or that would question the legality or validity thereof.

         If any of the conditions are not satisfied on or prior to the Expiration Date, CapRock may, in its sole discretion and upon giving reasonable notice to the Holders, abandon or terminate the Consent Solicitation or extend the solicitation period and continue soliciting consents pursuant to the Consent Solicitation. The Consent Solicitation may be abandoned or terminated at any time prior to receipt of the Requisite Consents by the Consent Agent, for any reason, in which case any consents received will be voided.

EXPIRATION DATE; EXTENSIONS; AMENDMENT

         The term "Expiration Date" means 5:00 p.m., New York City time, on October 27, 2000, unless CapRock, in its sole discretion, extends the period during which the Consent Solicitation is open, in which case the term "Expiration Date" means the latest date and time to which such Consent Solicitation is extended. In order to extend the Expiration Date, CapRock will give reasonable notice (which may include making a public announcement by press release to the Dow Jones News Service) to all Holders who have received this Consent Solicitation Statement and the accompanying Consent Form on or prior to the first business day after the previously scheduled Expiration Date. CapRock may extend the Consent Solicitation on a daily basis or for such specified period of time as it determines in its sole discretion. The Expiration Date may be extended if the registration statement on Form S-4 relating to the Exchange Offer has not been filed with the Commission and a preliminary prospectus has not been delivered or otherwise made available to Holders at least five (5) business days prior to the Expiration Date.

         If the Consent Solicitation is amended or modified in any manner by CapRock it will promptly provide reasonable notice to Holders and extend the Consent Solicitation for an adequate period to permit consents to be delivered or revoked.

         Notwithstanding anything to the contrary set forth in this Consent Solicitation Statement, CapRock expressly reserves the right, in its sole discretion and regardless of whether any of the conditions described under "-Conditions to the Consent Solicitation" have been satisfied, subject to applicable law, at any time prior to receipt of the Requisite Consents by the Consent Agent to

(i) terminate the Consent Solicitation for any reason, (ii) extend the Expiration Date or (iii) amend the terms of the Consent Solicitation. CapRock also expressly reserves the right, in its sole discretion, to waive any of the conditions to the Consent Solicitation at any time prior to the Expiration Date. If CapRock amends the Consent Solicitation in a manner determined by CapRock to constitute a material and adverse change to the Holders of CapRock Notes or waives any material condition of the Consent Solicitation, CapRock will give oral (to be confirmed in writing) or written notice of such waiver to the Consent Agent and, to the extent required by law, disseminate additional Consent Solicitation materials and, if necessary, extend the Expiration Date for a period deemed by CapRock to be adequate to permit Holders of the CapRock Notes to deliver or revoke their consent. If the Expiration Date is extended for this Consent Solicitation, all consents validly delivered to the Consent Agent will remain effective unless validly revoked on or prior to such extended Expiration Date; provided, however, consents will become irrevocable upon receipt of the Requisite Consents by the Consent Agent.

PROCEDURES FOR CONSENTING

         All Consent Forms that are properly executed and delivered to the Consent Agent prior to the Expiration Date and not timely revoked will be given effect in accordance with the specifications therein.

         Holders who desire to act with respect to the Proposed Amendments should so indicate by marking the appropriate boxes in, and signing and dating, the accompanying Consent Form included herewith and delivering it to the Consent Agent at the address set forth in the Consent Form, in accordance with the instructions contained herein and therein. If none of the boxes in the Consent Form is checked, but the Consent Form is otherwise completed and signed, the Holder will be deemed to have consented to the Proposed Amendments. Signatures must be guaranteed in accordance with paragraph 6 of the instructions in the Consent Form.

         The Consent Form must be executed in exactly the same manner as the name of the Holder appears on such Holder's CapRock Notes. An authorized DTC Participant must execute the Consent Form exactly as its name appears on DTC's position listing as of the Record Date. If the CapRock Notes are held of record by two or more joint Holders, all such Holders must sign the Consent Form. If a signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other Holder acting in a fiduciary or representative capacity, such person should so indicate when signing and must submit proper evidence satisfactory to CapRock of such person's authority to so act. If the CapRock Notes are registered in different names, separate Consent Forms must be executed covering each form of registration. If a Consent Form is executed by a person other than the Holder, then such person must have been authorized by proxy or in some other manner acceptable to CapRock to execute the Consent Form with respect to the applicable CapRock Notes on behalf of the Holder.

         Any beneficial owner of CapRock Notes who is not a Holder of such CapRock Notes must arrange with the person who is the Holder or such Holder's assignee or nominee to execute and deliver a Consent Form on behalf of such beneficial owner.

         Please note that each Holder should carefully complete page 3 of the Consent Form to accurately represent which CapRock Notes they hold and for which they are providing their consent. If a consent relates to fewer than all the CapRock Notes held of record as of the Record Date by the Holder providing such consent, such Holder must indicate on the Consent Form the aggregate dollar amount (in integral multiples of $1,000) of such CapRock Notes to which the consent relates. Otherwise, the consent will be deemed to relate to all such CapRock Notes held of record as of the Record Date by the Holder.

         A HOLDER MUST COMPLETE, SIGN AND DATE THE CONSENT FORM (OR PHOTOCOPY THEREOF) FOR SUCH HOLDER'S CAPROCK NOTES AND DELIVER SUCH CONSENT FORM TO THE CONSENT AGENT BY MAIL, FIRST-CLASS POSTAGE PREPAID, HAND DELIVERY, OVERNIGHT COURIER OR BY FACSIMILE TRANSMISSION (WITH AN ORIGINAL TO BE DELIVERED SUBSEQUENTLY) AT THE ADDRESS OR FACSIMILE NUMBER OF THE CONSENT AGENT SET FORTH ON THE FRONT PAGE OF THE CONSENT FORM. DELIVERY OF THE CONSENT FORM SHOULD BE MADE SUFFICIENTLY IN ADVANCE OF THE EXPIRATION DATE TO ASSURE THAT THE CONSENT FORM IS RECEIVED PRIOR TO THE EXPIRATION DATE (AND, IN THE CASE OF FACSIMILE TRANSMISSION, THAT THE ORIGINAL CONSENT FORM IS RECEIVED BY THE CONSENT AGENT PRIOR TO 5:00 P.M., NEW YORK CITY TIME, ON THE THIRD BUSINESS DAY FOLLOWING THE EXPIRATION DATE). FOR PURPOSES OF THIS CONSENT SOLICITATION, UNDER NO CIRCUMSTANCES SHOULD ANY PERSON TENDER OR DELIVER CAPROCK NOTES TO CAPROCK, MCLEODUSA, THE CONSENT AGENT, THE SOLICITATION AGENTS, THE TRUSTEE OR ANY OTHER PARTY AT ANY TIME.

         The Consent Agent and CapRock each reserve the right to receive Consent Forms by any other reasonable means or in any form that reasonably evidences the giving of consent.

         All questions as to the validity, form, eligibility (including time of receipt) and acceptance of consents and revocations of consents will be resolved by CapRock, whose determinations will be binding. CapRock reserves the absolute right to reject any or all consents and revocations that are not in proper form or the acceptance of which could, in the opinion of CapRock's counsel, be unlawful. CapRock also reserves the right to waive any irregularities in connection with deliveries which must be cured within such time as CapRock determines. None of CapRock, the Consent Agent, the Trustee or any other person shall have any duty to give notification of any such irregularities or waiver, nor shall any of them incur any liability for failure to give such notification. Deliveries of the Consent Form or notices of revocation will not be deemed to have been made until such irregularities have been cured or waived.

REVOCATION OF CONSENTS

         All properly completed and executed Consent Forms received by the Consent Agent prior to the receipt of the Requisite Consents will be counted, notwithstanding any transfer of the CapRock Notes to which such Consent Forms relate, unless the Consent Agent receives from a Holder (or a subsequent holder which has received a proxy from the relevant Holder) a written notice of revocation or a changed Consent Form bearing a date later than the date of the prior Consent Form at any time prior to receipt of the Requisite Consents by the Consent Agent. Any notice of revocation received after receipt of the Requisite Consents by the Consent Agent will not be effective, even if received prior to the Expiration Date. A consent to the Proposed Amendments by a Holder of CapRock Notes will bind the Holder and every subsequent holder of such CapRock Notes or portion of such CapRock Notes, even if notation of the consent is not made on such CapRock Notes.

         A transfer of CapRock Notes after the Record Date must be accompanied by a duly executed proxy from the relevant Holder if the subsequent transferee is to have revocation rights with respect to the relevant consent to the Proposed Amendments. To be effective, a notice of revocation must be in writing, must contain the name of the Holder and the aggregate principal amount of the series of CapRock Notes to which it relates and must be (a) signed in the same manner as the original Consent Form or (b) accompanied by a duly executed proxy or other authorization (in form satisfactory to CapRock). All revocations of consents must be sent to the Consent Agent at its address set forth in the Consent Form.

FEES AND EXPENSES

         CapRock will bear the costs of the Consent Solicitation and will in certain cases reimburse the Trustee, the Solicitation Agents and the Consent Agent for expenses that each of them incurs in connection with the Consent Solicitation.

                                 EXCHANGE OFFER

         The Merger Agreement requires that, as soon as practicable after the date of the Merger Agreement, McLeodUSA prepare and file with the Commission a registration statement on Form S-4 to effect the Exchange Offer in order to acquire all of the outstanding CapRock Notes in exchange for the McLeodUSA Exchange Notes (as defined on the cover page hereto).

                     CERTAIN FEDERAL INCOME TAX CONSEQUENCES

         The following is a summary of certain United States federal income tax consequences of the Consent Solicitation that may be relevant to a beneficial owner of CapRock Notes that is a citizen or resident of the United States or a domestic corporation or otherwise subject to United States federal income tax on a net income basis in respect of the CapRock Notes (a "U.S. Holder"). The summary is based on laws, regulations, rulings and decisions now in effect, all of which are subject to change, possibly with retroactive effect. The discussion does not deal with classes of Holders subject to special tax rules, and does not describe any tax consequences arising out of the laws of any state or local or foreign jurisdiction. CapRock has not sought any ruling from the Internal Revenue Service (the "IRS") with respect to the statements made and the conclusions reached in this discussion, and there can be no assurance that the IRS will agree with such statements and conclusions. Accordingly, each Holder should consult its own tax advisor with regard to the Consent Solicitation and the application of United States federal income tax laws, as well as the laws of any state, local or foreign taxing jurisdictions, to its particular situation. For the tax consequences of the Exchange Offer, each Holder should examine the materials which will accompany the Exchange Offer.

EFFECT OF PROPOSED AMENDMENTS

         Under federal income tax law, the modification of a debt instrument creates a deemed exchange upon which gain or loss is realized (a "Deemed Exchange") only if the modification is a "significant modification" under the applicable Treasury regulations. The applicable Treasury regulations provide that a modification of a debt instrument that adds, deletes or alters customary accounting or financial covenants is not a significant modification.

         The modification of each Indenture pursuant to the Proposed Amendments should not cause a Deemed Exchange of the CapRock Notes because the Proposed Amendments should not constitute a significant modification to the terms of the CapRock Notes for U.S. federal income tax purposes as defined in Treasury Regulation section 1.1001-3. Accordingly, a U.S. Holder should not recognize any gain or loss, for U.S. federal income tax purposes, upon the adoption of the Proposed Amendments, regardless of whether the U.S. Holder consents to the Proposed Amendments, and should have the same adjusted tax basis and holding period in the CapRock Notes after the adoption of the Proposed Amendments that such U.S. Holder had in the CapRock Notes immediately before such adoption.

         ALL HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE TAX CONSEQUENCES OF THE CONSENT SOLICITATION IN THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICATION OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.

                                  MISCELLANEOUS

         The Consent Solicitation is not being made to, and Consent Forms will not be accepted from or on behalf of, any Holder in any jurisdiction in which the making of the Consent Solicitation to such Holder or the acceptance thereof from such Holder would not be in compliance with the laws of such jurisdiction. However, CapRock may in its discretion take such action as it may deem necessary to make the Consent Solicitation in any such jurisdiction and to extend the Consent Solicitation to Holders in such jurisdiction.

         The discretionary rights retained by CapRock in this Consent Solicitation Statement and in the Consent Form are subject to certain contractual undertakings as set forth in the Merger Agreement. Such contractual undertakings shall not provide any rights to the Holders and may be amended from time to time.

         Questions with respect to the terms of the Consent Solicitation should be directed to the Solicitation Agents. Requests for assistance in completing and delivering the Consent Form or requests for additional copies of this Consent Solicitation Statement, the accompanying Consent Form and other related documents should be directed to the Consent Agent at its address set forth herein. ALL EXECUTED CONSENT FORMS AND ANY OTHER DOCUMENTS REQUIRED BY THE CONSENT FORM SHOULD BE SENT TO THE CONSENT AGENT AT THE ADDRESS SET FORTH IN THE CONSENT FORM, AND NOT TO CAPROCK, THE SOLICITATION AGENTS OR ANY OTHER PERSON.

         QUESTIONS CONCERNING THE TERMS OF THE CONSENT SOLICITATION SHOULD BE DIRECTED TO THE FOLLOWING SOLICITATION AGENTS. THE SOLICITATION AGENTS FOR THE CONSENT SOLICITATION ARE:

  Goldman, Sachs & Co.                          Salomon Smith Barney Inc.
  Attn: David Scudellari                        Attn: Liability Management Group
  85 Broad Street                               390 Greenwich Street
  New York, New York 10004                      4th Floor
  Phone: (212) 902-3578                         New York, New York 10013
  Fax: (212) 902-9492                           Toll Free Phone: (800) 558-3745

         REQUESTS FOR ASSISTANCE IN COMPLETING AND DELIVERING THE CONSENT FORM OR REQUESTS FOR ADDITIONAL COPIES OF THIS CONSENT SOLICITATION STATEMENT, THE CONSENT FORM OR OTHER RELATED DOCUMENTS SHOULD BE DIRECTED TO THE CONSENT AGENT:

                         Chase Manhattan Trust Company,
                              National Association
                               1650 Market Street
                                   Suite 5210
                        Philadelphia, Pennsylvania 19103
                              Attn: Stephen Schaaf
                           Corporate Trust Department
                              Phone: (215) 988-1320
                               Fax: (215) 568-1450

                                                                         ANNEX I

                          CAPROCK COMMUNICATIONS CORP.,

                                    AS ISSUER

                                       AND


              CHASE MANHATTAN TRUST COMPANY, NATIONAL ASSOCIATION,

                              AS SUCCESSOR TRUSTEE

--------------------------------------------------------------------------------



                          FIRST SUPPLEMENTAL INDENTURE

                        DATED AS OF ___________ __, 2000

                                  TO INDENTURE

                           DATED AS OF JULY 16, 1998,

--------------------------------------------------------------------------------



                                  $150,000,000

                            12% SENIOR NOTES DUE 2008

     FIRST SUPPLEMENTAL INDENTURE, dated as of _________ __, 2000, by and between CAPROCK COMMUNICATIONS CORP., a Texas corporation, (the "Issuer"), and CHASE MANHATTAN TRUST COMPANY, NATIONAL ASSOCIATION, as successor Trustee, (the "Trustee").

                                   WITNESSETH

     WHEREAS the Issuer has heretofore executed and delivered to the Trustee an Indenture dated as of July 16, 1998, (the "Indenture"), providing for the issuance of an aggregate principal amount of up to $150,000,000 of 12% Senior Notes due 2008 (the "Notes");


     WHEREAS, the Issuer has commenced a solicitation of consents (the "Consent Solicitation") from the Holders to certain amendments to the Indenture as set forth in the Consent Solicitation Statement of the Issuer dated October 11, 2000, (the "Proposed Amendment");



     WHEREAS, pursuant to the Consent Solicitation, the Holders of at least a majority in aggregate principal amount of the Notes outstanding have consented (the "Requisite Consents") to the amendments effected by this First Supplemental Indenture in accordance with the provisions of the Indenture;



     WHEREAS, this First Supplemental Indenture evidences the Proposed Amendments described in the Consent Solicitation Statement;



     WHEREAS, Section 9.02 of the Indenture provides, among other things, that with the written consent of Holders holding not less than a majority of the aggregate principal amount of the Notes then outstanding, the Issuer may from time to time amend or supplement the Indenture, subject to certain exceptions specified in Section 9.02 of the Indenture;



     WHEREAS, on October 11, 2000, the Issuer mailed or otherwise delivered a Consent Solicitation Statement to each Holder of record as of October 6, 2000, and has obtained the Requisite Consents;



     WHEREAS, this First Supplemental Indenture has been duly authorized by all necessary corporate action on the part of the Issuer; and



     WHEREAS, the Issuer has delivered, or caused to be delivered, to the Trustee an Officers' Certificate and an Opinion of Counsel meeting the requirements of Sections 1.04 and 10.09 of the Indenture and stating that all conditions precedent (including any covenants compliance with which constitutes a condition precedent), if any, provided for in the Indenture relating to this First Supplemental Indenture have been satisfied.

     NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, receipt of which is hereby acknowledged, the Issuer, and the Trustee mutually covenant and agree for the equal and ratable benefit of the holders of the Notes as follows:



                                    ARTICLE I



                                   DEFINITIONS



     SECTION 1.01. Definitions. When used herein, the following terms will have the respective meanings set forth below.



     "Covenant Amendments" means the amendments to the Indenture listed in
Article III of this First Supplemental Indenture.



     "McLeodUSA" means McLeodUSA Incorporated, a Delaware corporation.



     "McLeodUSA Merger" means any merger of the Issuer with McLeodUSA or any wholly-owned subsidiary of McLeodUSA pursuant to, or any other transaction contemplated by, that certain Agreement and Plan of Merger dated as of October 2, 2000 by and among McLeodUSA, Cactus Acquisition Corp., a Delaware corporation, and the Issuer, or any amendment thereto and any related agreements.



     "Merger Amendments" means the amendments to the Indenture listed in Article II of this First Supplemental Indenture.



                                   ARTICLE II



                                MERGER AMENDMENTS



     SECTION 2.01. Effective Time of Merger Amendments. The Merger Amendments shall become effective upon execution of this First Supplemental Indenture by the Trustee and the Issuer.

     SECTION 2.02. Amendment and Restatement of the Definition of "Change of Control". The definition of "Change of Control" in Section 1.01 of the Indenture is hereby amended and restated in its entirety to read as set forth below:



          " "Change of Control" shall be deemed to occur if, after the Transaction occurs:

          (i) the sale, conveyance, transfer or lease of all or substantially all of the assets of the Issuer to any Person or "group" (as such term is used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act, including any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than to one or more Permitted Holders and/or one or more Restricted Subsidiaries, shall have occurred,

          (ii) any Person or "group" (as such term is used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act including any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than any Permitted Holder (or group that includes a Permitted Holder), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the total voting power of all classes of the Voting Stock of the Issuer (including any warrants, options or rights to acquire such Voting Stock), calculated on a fully diluted basis,

          (iii) during any period of two consecutive years, individuals (OTHER THAN THOSE APPOINTED BY MCLEODUSA) who at the beginning of such period constituted the Board of Directors of the Issuer (together with any directors whose election or appointment by the Board of Directors of the Issuer or whose nomination for election by the stockholders of the Issuer was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Issuer then in office or

          (iv) EXCEPT FOR THE MCLEODUSA MERGER, the merger, amalgamation or consolidation of the Issuer with or into another Person or the merger of another Person with or into the Issuer shall have occurred, and the securities of the Issuer that are outstanding immediately prior to such transaction and which represent 100% of the aggregate voting power of the Voting Stock of the Issuer are changed into or exchanged for cash, securities or property, unless pursuant to such transaction such securities are changed into or exchanged for, in addition to any other consideration, securities of the surviving Person that represent, immediately after giving effect to such transaction, at least a majority of the aggregate voting power of the Voting Stock of the surviving Person."



     SECTION 2.03. Amendment and Restatement of the Definition of "Permitted Holders". The definition of "Permitted Holders" in Section 1.01 of the Indenture is hereby amended and restated in its entirety to read as set forth below:

     " "Permitted Holders" means MCLEODUSA, Jere W. Thompson, Sr., Jere W. Thompson, Jr., Mark Langdale, Timothy W. Rogers, Scott L. Roberts, Timothy M. Terrell and Ignatius W. Leonards and any corporation, limited liability company, partnership, joint venture or other entity controlled by any one or more of them."



     SECTION 2.04. Amendment and Restatement of Section 8.01. Section 8.01 of the Indenture is hereby amended and restated in its entirety to read as set forth below:



          "Section 8.01. Issuer May Consolidate, etc., Only on Certain Terms.

          The Issuer will not consolidate with, or merge with or into or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its property and assets (as an entirety or substantially an entirety in one transaction or a series of related transactions) to any Person or permit any Person to merge with or into the Issuer, other than in connection with THE MCLEODUSA MERGER, the Transaction or the Special Partnership Transactions (WHICH EVENTS ARE HEREBY EXPRESSLY PERMITTED), unless:

          (a) the Issuer shall be the continuing Person, or the Person (if other than the Issuer) formed by such consolidation or into which the Issuer is merged or that acquired or leased such property and assets of the Issuer shall be a corporation organized and validly existing under the laws of the United States of America or any jurisdiction thereof, and shall expressly assume, by a supplemental indenture, executed and delivered to the Trustee, all of the obligations of the Issuer on all of the Notes and under the Indenture;

          (b) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing;

          (c) immediately after giving effect to such transaction on a pro forma basis, the Issuer, or any Person becoming the successor obligor of the Notes, as the case may be, could Incur at least $1.00 of Indebtedness under clause (i) of Section 10.11(a) hereof; provided, however, that this clause
     (c) shall not apply to a consolidation or merger with or into a Wholly Owned Restricted Subsidiary with a positive net worth, provided that in connection with any such merger or consolidation, no consideration (except Capital Stock (other than Redeemable Stock) in the surviving Person or the Issuer (or a Person that owns directly or indirectly all of the Capital Stock of the surviving Person or the Issuer immediately following such transaction) or cash paid to satisfy dissenter or appraisal rights; provided that such rights are exercised with respect to no more than 5% of the outstanding Capital Stock of the Issuer or other Person) shall be issued or distributed to the stockholders of the Issuer; and

          (d) the Issuer delivers to the Trustee an Officers' Certificate (attaching the arithmetic computations to demonstrate compliance with clause (c) above) and an Opinion of Counsel, in each case stating that such consolidation, merger or transfer and such supplemental indenture comply with this provision and that all conditions precedent provided for herein relating to such transaction have been complied with; provided, however, that clauses (b) and (c) above do not apply if, in the good faith determination of the Board of Directors of the Issuer, whose determination shall be evidenced by a Board

     Resolution, the principal purpose of such transaction is to change the state of incorporation of the Issuer; and provided further that any such transaction shall not have as one of its purposes the evasion of the foregoing limitations."



                                   ARTICLE III



                               COVENANT AMENDMENTS



          SECTION 3.01. Deletion and Addition of Certain Definitions. Upon the occurrence of (i) the execution of this First Supplemental Indenture by the Trustee and the Issuer and (ii) the later of (a) the effective time of the McLeodUSA Merger and (b) twenty (20) business days following commencement by McLeodUSA of an exchange offer to acquire all of the outstanding Notes in exchange for notes of McLeodUSA having the same interest rate, payment, maturity and redemption terms as the Notes but otherwise having terms substantially similar to the 8 1/8% Senior Notes due 2009 of McLeodUSA ("Covenant Amendment Effective Time"), Sections 1.01 and 1.02 of the Indenture shall be amended by deleting the definition of each term that is used in the Indenture only in the Articles, Sections or Subsections thereof that are deleted pursuant to Section 3.02 hereof, and by adding the following to Section 1.01:



               " "Covenant Amendment Effective Time" shall have the meaning set forth in Section 3.01 of the First Supplemental Indenture."



     SECTION 3.02. Deletion of Certain Sections. Upon the occurrence of the Covenant Amendment Effective Time, the text of each of the following Articles, Sections or Subsections of the Indenture shall be deleted in its entirety and replaced, in each case, by the words "Intentionally Omitted":



     Section 7.04.       Reports by Issuer

     Article 8           Consolidation, Merger, Sale of Assets, etc.

     Section 10.04.      Corporate Existence

     Section 10.05.      Payment of Taxes and Other Claims

     Section 10.06.      Maintenance of Properties

     Section 10.07.      Insurance

     Section 10.10.      Repurchase of Notes Upon a Change of Control

     Section 10.11.      Limitation on Indebtedness

     Section 10.13.      Limitation on Restricted Payments

     Section 10.14. Limitation on Transactions with Stockholders and Affiliates


     Section 10.15.      Limitation on Asset Sales

     Section 10.16.      Limitation on Liens

     Section 10.18.      Limitation on the Issuance and Sale of Capital Stock of
                         Restricted Subsidiaries

     Section 10.19.      Limitation on Dividend and Other Payment Restrictions
                         Affecting Restricted Subsidiaries

     Section 10.20.      Limitation on Sale-Leaseback Transactions

     Section 10.22.      Commission Reports and Reports to Holders

     Section 10.23.      Limitation on Issuances of Guarantees by Restricted
                         Subsidiaries



     SECTION 3.03. Amendment of Section 5.01(c). Section 5.01(c) is hereby amended and restated in its entirety to read as set forth below:



          "(c) the failure to make or consummate an Offer to Purchase in accordance with Section 10.21."



                                   ARTICLE IV



                                  MISCELLANEOUS



     SECTION 4.01. Ratification of Indenture; Supplemental Indentures Part of Indenture. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. Upon the execution and delivery of this First Supplemental Indenture by the Issuer and the Trustee, this First Supplemental Indenture shall form a part of the Indenture for all purposes, and every holder of Notes heretofore or hereafter authenticated and delivered shall be bound hereby. Any and all references, whether within the Indenture or in any notice, certificate or other instrument or document, shall be deemed to include a reference to this First Supplemental Indenture (whether or not made), unless the context shall otherwise require.



     SECTION 4.02. Governing Law; Governance, Etc. THIS FIRST SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK BUT WITHOUT GIVING EFFECT TO APPLICABLE PRINCIPLES OF CONFLICTS OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY. This First Supplemental Indenture shall be governed and construed in accordance with the applicable terms and provisions of the Indenture as amended hereby, which terms and provisions are incorporated herein by reference, as if this First Supplemental Indenture were the "Indenture" referred to therein.

     SECTION 4.03. Trustee Makes No Representation. The recitals contained herein shall be taken as the statements of the Issuer and the Trustee assumes no responsibility for their correctness. The Trustee makes no representation as to the validity or sufficiency of this First Supplemental Indenture.



     SECTION 4.04. Counterparts. The parties may sign any number of copies of this First Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.



     SECTION 4.05. Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction thereof.



     SECTION 4.06. Terms. Certain capitalized terms used but not defined herein have the meanings assigned to them in the Indenture.



     SECTION 4.07. Entire Agreement. This First Supplemental Indenture, together with the Indenture as amended hereby and the Notes, contains the entire agreement of the parties, and supersedes all other representations, warranties, agreements and understandings between the parties, oral or otherwise, with respect to the matters contained herein and therein.



     SECTION 4.08. Benefits of First Supplemental Indenture. Nothing in this First Supplemental Indenture, the Indenture, or the Notes, express or implied, shall give to any Person, other than the parties hereto and thereto and their successors hereunder and thereunder, and the Holders, any benefit of any legal or equitable right, remedy or claim under the Indenture, the First Supplemental Indenture or the Notes.



     SECTION 4.09. Notation on Notes. Pursuant to Section 9.06 of the Indenture, new Notes reflecting the amendments to the Indenture made hereby shall not be issued; however, corresponding changes to the Notes to reflect the amendments made hereby shall be deemed to be made to the Notes as of the date of this First Supplemental Indenture. The Trustee may, but shall not be required to, place an appropriate notation as to this First Supplemental Indenture on any Note hereafter authenticated in accordance with Section 9.06 of the Indenture.

     IN WITNESS WHEREOF, the parties hereto have caused this First Supplemental Indenture to be duly executed as of the date first above written.



                                   CAPROCK COMMUNICATIONS CORP.





                                   By
                                     -----------------------------------
                                   Name:  Jere W. Thompson, Jr.
                                   Title: Chairman of the Board and
                                          Chief Executive Officer


                                   CHASE MANHATTAN TRUST COMPANY,
                                   NATIONAL ASSOCIATION,
                                   as Trustee





                                   By
                                     -----------------------------------
                                   Name:
                                   Title:

                                                                        ANNEX II

                          CAPROCK COMMUNICATIONS CORP.,

                                    AS ISSUER

                                       AND


              CHASE MANHATTAN TRUST COMPANY, NATIONAL ASSOCIATION,

                                   AS TRUSTEE

--------------------------------------------------------------------------------



                          FIRST SUPPLEMENTAL INDENTURE

                        DATED AS OF ___________ __, 2000

                                  TO INDENTURE

                            DATED AS OF MAY 18, 1999,

--------------------------------------------------------------------------------



                                  $210,000,000

                          11 1/2% SENIOR NOTES DUE 2009

     FIRST SUPPLEMENTAL INDENTURE, dated as of _________ __, 2000, by and between CAPROCK COMMUNICATIONS CORP., a Texas corporation, (the "Issuer"), and CHASE MANHATTAN TRUST COMPANY, NATIONAL ASSOCIATION, as Trustee, (the "Trustee").

                                   WITNESSETH

     WHEREAS the Issuer has heretofore executed and delivered to the Trustee an Indenture dated as of May 18, 1999, (the "Indenture"), providing for the issuance of an aggregate principal amount of up to $210,000,000 of 11 1/2% Senior Notes due 2009 (the "Notes");


     WHEREAS, the Issuer has commenced a solicitation of consents (the "Consent Solicitation") from the Holders to certain amendments to the Indenture as set forth in the Consent Solicitation Statement of the Issuer dated October 11, 2000, (the "Proposed Amendment");



     WHEREAS, pursuant to the Consent Solicitation, the Holders of at least a majority in aggregate principal amount of the Notes outstanding have consented (the "Requisite Consents") to the amendments effected by this First Supplemental Indenture in accordance with the provisions of the Indenture;



     WHEREAS, this First Supplemental Indenture evidences the Proposed Amendments described in the Consent Solicitation Statement;



     WHEREAS, Section 9.02 of the Indenture provides, among other things, that with the written consent of Holders holding not less than a majority of the aggregate principal amount of the Notes then outstanding, the Issuer may from time to time amend or supplement the Indenture, subject to certain exceptions specified in Section 9.02 of the Indenture;



     WHEREAS, on October 11, 2000, the Issuer mailed or otherwise delivered a Consent Solicitation Statement to each Holder of record as of October 6, 2000, and has obtained the Requisite Consents;



     WHEREAS, this First Supplemental Indenture has been duly authorized by all necessary corporate action on the part of the Issuer; and



     WHEREAS, the Issuer has delivered, or caused to be delivered, to the Trustee an Officers' Certificate and an Opinion of Counsel meeting the requirements of Sections 1.04 and 10.09 of the Indenture and stating that all conditions precedent (including any covenants compliance with which constitutes a condition precedent), if any, provided for in the Indenture relating to this First Supplemental Indenture have been satisfied.

     NOW THEREFORE, in consideration of the foregoing and for other good and valuable consideration, receipt of which is hereby acknowledged, the Issuer, and the Trustee mutually covenant and agree for the equal and ratable benefit of the holders of the Notes as follows:



                                    ARTICLE I



                                   DEFINITIONS



     SECTION 1.01. Definitions. When used herein, the following terms will have the respective meanings set forth below.



     "Covenant Amendments" means the amendments to the Indenture listed in
Article III of this First Supplemental Indenture.



     "McLeodUSA" means McLeodUSA Incorporated, a Delaware corporation.



     "McLeodUSA Merger" means any merger of the Issuer with McLeodUSA or any wholly-owned subsidiary of McLeodUSA pursuant to, or any other transaction contemplated by, that certain Agreement and Plan of Merger dated as of October 2, 2000 by and among McLeodUSA, Cactus Acquisition Corp., a Delaware corporation, and the Issuer, or any amendment thereto and any related agreements.



     "Merger Amendments" means the amendments to the Indenture listed in Article II of this First Supplemental Indenture.



                                   ARTICLE II



                                MERGER AMENDMENTS



     SECTION 2.01. Effective Time of Merger Amendments. The Merger Amendments shall become effective upon execution of this First Supplemental Indenture by the Trustee and the Issuer.

     SECTION 2.02. Amendment and Restatement of the Definition of "Change of Control". The definition of "Change of Control" in Section 1.01 of the Indenture is hereby amended and restated in its entirety to read as set forth below:



     " "Change of Control" shall be deemed to occur if:

          (i) the sale, conveyance, transfer or lease of all or substantially all of the assets of the Issuer to any Person or "group" (as such term is used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act, including any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than to one or more Permitted Holders and/or one or more Restricted Subsidiaries, shall have occurred,

          (ii) any Person or "group" (as such term is used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act including any group acting for the purpose of acquiring, holding or disposing of securities within the meaning of Rule 13d-5(b)(1) under the Exchange Act), other than any Permitted Holder (or group that includes a Permitted Holder), becomes the "beneficial owner" (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the total voting power of all classes of the Voting Stock of the Issuer (including any warrants, options or rights to acquire such Voting Stock), calculated on a fully diluted basis,

          (iii) during any period of two consecutive years, individuals (OTHER THAN THOSE APPOINTED BY MCLEODUSA) who at the beginning of such period constituted the Board of Directors of the Issuer (together with any directors whose election or appointment by the Board of Directors of the Issuer or whose nomination for election by the stockholders of the Issuer was approved by a vote of a majority of the directors then still in office who were either directors at the beginning of such period or whose election or nomination for election was previously so approved) cease for any reason to constitute a majority of the Board of Directors of the Issuer then in office or

          (iv) EXCEPT FOR THE MCLEODUSA MERGER, the merger, amalgamation or consolidation of the Issuer with or into another Person or the merger of another Person with or into the Issuer shall have occurred, and the securities of the Issuer that are outstanding immediately prior to such transaction and which represent 100% of the aggregate voting power of the Voting Stock of the Issuer are changed into or exchanged for cash, securities or property, unless pursuant to such transaction such securities are changed into or exchanged for, in addition to any other consideration, securities of the surviving Person that represent, immediately after giving effect to such transaction, at least a majority of the aggregate voting power of the Voting Stock of the surviving Person."



     SECTION 2.03. Amendment and Restatement of the Definition of "Permitted Holders". The definition of "Permitted Holders" in Section 1.01 of the Indenture is hereby amended and restated in its entirety to read as set forth below:

          " "Permitted Holders" means MCLEODUSA, Jere W. Thompson, Sr., Jere W. Thompson, Jr., Mark Langdale, Timothy W. Rogers, Scott L. Roberts, Timothy
     M. Terrell and Ignatius W. Leonards and any corporation, limited liability company, partnership, joint venture or other entity controlled by any one or more of them."



     SECTION 2.04. Amendment and Restatement of Section 8.01. Section 8.01 of the Indenture is hereby amended and restated in its entirety to read as set forth below:



          "Section 8.01. Issuer May Consolidate, etc., Only on Certain Terms.

          The Issuer will not consolidate with, or merge with or into or sell, convey, transfer, lease or otherwise dispose of all or substantially all of its property and assets (as an entirety or substantially an entirety in one transaction or a series of related transactions) to any Person or permit any Person to merge with or into the Issuer OTHER THAN IN CONNECTION WITH THE MCLEODUSA MERGER (WHICH IS HEREBY EXPRESSLY PERMITTED), unless:

          (a) the Issuer shall be the continuing Person, or the Person (if other than the Issuer) formed by such consolidation or into which the Issuer is merged or that acquired or leased such property and assets of the Issuer shall be a corporation organized and validly existing under the laws of the United States of America or any jurisdiction thereof, and shall expressly assume, by a supplemental indenture, executed and delivered to the Trustee, all of the obligations of the Issuer on all of the Notes and under the Indenture;

          (b) immediately after giving effect to such transaction, no Default or Event of Default shall have occurred and be continuing;

          (c) immediately after giving effect to such transaction on a pro forma basis, the Issuer, or any Person becoming the successor obligor of the Notes, as the case may be, could Incur at least $1.00 of Indebtedness under clause (i) of Section 10.11(a) hereof; provided, however, that this clause
     (c) shall not apply to a consolidation or merger with or into a Wholly Owned Restricted Subsidiary with a positive net worth, provided that in connection with any such merger or consolidation, no consideration (except Capital Stock (other than Redeemable Stock) in the surviving Person or the Issuer (or a Person that owns directly or indirectly all of the Capital Stock of the surviving Person or the Issuer immediately following such transaction) or cash paid to satisfy dissenter or appraisal rights; provided that such rights are exercised with respect to no more than 5% of the outstanding Capital Stock of the Issuer or other Person) shall be issued or distributed to the stockholders of the Issuer; and

          (d) the Issuer delivers to the Trustee an Officers' Certificate (attaching the arithmetic computations to demonstrate compliance with clause (c) above) and an Opinion of Counsel, in each case stating that such consolidation, merger or transfer and such supplemental indenture comply with this provision and that all conditions precedent provided for herein relating to such transaction have been complied with; provided, however, that clauses (b) and (c) above do not apply if, in the good faith determination of the Board of Directors of the Issuer, whose determination shall be evidenced by a Board

     Resolution, the principal purpose of such transaction is to change the state of incorporation of the Issuer; and provided further that any such transaction shall not have as one of its purposes the evasion of the foregoing limitations."



                                   ARTICLE III



                               COVENANT AMENDMENTS



     SECTION 3.01. Deletion and Addition of Certain Definitions. Upon the occurrence of (i) the execution of this First Supplemental Indenture by the Trustee and the Issuer and (ii) the later of (a) the effective time of the McLeodUSA Merger and (b) twenty (20) business days following commencement by McLeodUSA of an exchange offer to acquire all of the outstanding Notes in exchange for notes of McLeodUSA having the same interest rate, payment, maturity and redemption terms as the Notes but otherwise having terms substantially similar to the 8 1/8% Senior Notes due 2009 of McLeodUSA ("Covenant Amendment Effective Time"), Sections 1.01 and 1.02 of the Indenture shall be amended by deleting the definition of each term that is used in the Indenture only in the Articles, Sections or Subsections thereof that are deleted pursuant to Section
3.02 hereof, and by adding the following to Section 1.01:



     " "Covenant Amendment Effective Time" shall have the meaning set forth in
Section 3.01 of the First Supplemental Indenture."



     SECTION 3.02. Deletion of Certain Sections. Upon the occurrence of the Covenant Amendment Effective Time, the text of each of the following Articles, Sections or Subsections of the Indenture shall be deleted in its entirety and replaced, in each case, by the words "Intentionally Omitted":



     Section 5.01(c)     Events of Default

     Section 7.04.       Reports by Issuer

     Article 8           Consolidation, Merger, Sale of Assets, etc.

     Section 10.04.      Corporate Existence

     Section 10.05.      Payment of Taxes and Other Claims

     Section 10.06.      Maintenance of Properties

     Section 10.07.      Insurance

     Section 10.10.      Repurchase of Notes Upon a Change of Control

     Section 10.11.      Limitation on Indebtedness

     Section 10.13.      Limitation on Restricted Payments


     Section 10.14.      Limitation on Transactions with Stockholders and
                         Affiliates

     Section 10.15.      Limitation on Asset Sales

     Section 10.16.      Limitation on Liens

     Section 10.18.      Limitation on the Issuance and Sale of Capital Stock of
                         Restricted Subsidiaries

     Section 10.19.      Limitation on Dividend and Other Payment Restrictions
                         Affecting Restricted Subsidiaries

     Section 10.20.      Limitation on Sale-Leaseback Transactions

     Section 10.21.      Limitation on Restrictive Covenants

     Section 10.22.      Commission Reports and Reports to Holders

     Section 10.23.      Limitation on Issuances of Guarantees by Restricted
                         Subsidiaries



                                   ARTICLE IV



                                  MISCELLANEOUS



     SECTION 4.01. Ratification of Indenture; Supplemental Indentures Part of Indenture. Except as expressly amended hereby, the Indenture is in all respects ratified and confirmed and all the terms, conditions and provisions thereof shall remain in full force and effect. Upon the execution and delivery of this First Supplemental Indenture by the Issuer and the Trustee, this First Supplemental Indenture shall form a part of the Indenture for all purposes, and every holder of Notes heretofore or hereafter authenticated and delivered shall be bound hereby. Any and all references, whether within the Indenture or in any notice, certificate or other instrument or document, shall be deemed to include a reference to this First Supplemental Indenture (whether or not made), unless the context shall otherwise require.



     SECTION 4.02. Governing Law; Governance, Etc. THIS FIRST SUPPLEMENTAL INDENTURE SHALL BE GOVERNED BY, AND CONSTRUED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK BUT WITHOUT GIVING EFFECT TO APPLICABLE PRINCIPLES OF CONFLICTS OF LAW TO THE EXTENT THAT THE APPLICATION OF THE LAWS OF ANOTHER JURISDICTION WOULD BE REQUIRED THEREBY. This First Supplemental Indenture shall be governed and construed in accordance with the applicable terms and provisions of the Indenture as amended hereby, which terms and provisions are incorporated herein by reference, as if this First Supplemental Indenture were the "Indenture" referred to therein.



     SECTION 4.03. Trustee Makes No Representation. The recitals contained herein shall be taken as the statements of the Issuer and the Trustee assumes no responsibility for their correctness. The Trustee makes no representation as to the validity or sufficiency of this First Supplemental Indenture.



     SECTION 4.04. Counterparts. The parties may sign any number of copies of this First Supplemental Indenture. Each signed copy shall be an original, but all of them together represent the same agreement.



     SECTION 4.05. Effect of Headings. The Section headings herein are for convenience only and shall not affect the construction thereof.



     SECTION 4.06. Terms. Certain capitalized terms used but not defined herein have the meanings assigned to them in the Indenture.



     SECTION 4.07. Entire Agreement. This First Supplemental Indenture, together with the Indenture as amended hereby and the Notes, contains the entire agreement of the parties, and supersedes all other representations, warranties, agreements and understandings between the parties, oral or otherwise, with respect to the matters contained herein and therein.



     SECTION 4.08. Benefits of First Supplemental Indenture. Nothing in this First Supplemental Indenture, the Indenture, or the Notes, express or implied, shall give to any Person, other than the parties hereto and thereto and their successors hereunder and thereunder, and the Holders, any benefit of any legal or equitable right, remedy or claim under the Indenture, the First Supplemental Indenture or the Notes.



         SECTION 4.09. Notation on Notes. Pursuant to Section 9.06 of the Indenture, new Notes reflecting the amendments to the Indenture made hereby shall not be issued; however, corresponding changes to the Notes to reflect the amendments made hereby shall be deemed to be made to the Notes as of the date of this First Supplemental Indenture. The Trustee may, but shall not be required to, place an appropriate notation as to this First Supplemental Indenture on any Note hereafter authenticated in accordance with Section 9.06 of the Indenture.

     IN WITNESS WHEREOF, the parties hereto have caused this First Supplemental Indenture to be duly executed as of the date first above written.



                                   CAPROCK COMMUNICATIONS CORP.





                                   By
                                     -----------------------------------
                                   Name:  Jere W. Thompson, Jr.
                                   Title: Chairman of the Board and
                                          Chief Executive Officer


                                   CHASE MANHATTAN TRUST COMPANY,
                                   NATIONAL ASSOCIATION,
                                   as Trustee





                                   By
                                     -----------------------------------
                                   Name:
                                   Title:

                                          Filed by: CapRock Communications Corp.
                           Pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                          of the Securities Exchange Act of 1934

                                   Subject Company: CapRock Communications Corp.
                                                  Commission File No.: 000-24581


CONSENT FORM

                          CAPROCK COMMUNICATIONS CORP.
                    SOLICITATION OF CONSENTS RELATING TO THE
                 12% SENIOR NOTES DUE 2008 (CUSIP NO. 140667AB2)
               11 1/2% SENIOR NOTES DUE 2009 (CUSIP NO. 140667AD8)

                     For Consent to the Proposed Amendments
     Pursuant to the Consent Solicitation Statement Dated October 11, 2000.

                              To: The Consent Agent

By Overnight Courier, Hand Delivery, or Mail,   (For Eligible Institutions Only)
        First Class Postage Prepaid:               By Facsimile Transmission:

       Chase Manhattan Trust Company,            Chase Manhattan Trust Company,
            National Association                      National Association
       1650 Market Street, Suite 5210                  Fax: (215) 568-1450
      Philadelphia, Pennsylvania 19103
            Attn: Stephen Schaaf                     Confirm by telephone:
         Corporate Trust Department                      (215) 988-1320

         The Consent Solicitation is made by CapRock Communications Corp. ("CapRock") only to Holders (as defined below) of its 12% Senior Notes due 2008 (the "CapRock 1998 Notes") and 11 1/2% Senior Notes due 2009 (the "CapRock 1999 Notes" and, together with the CapRock 1998 Notes, the "CapRock Notes"), as described in the accompanying Consent Solicitation Statement dated October 11, 2000 (the "Consent Solicitation Statement"). The term "Holder" as used herein means any holder of record of the CapRock Notes as of 5:00 p.m., New York City time, on October 6, 2000 (the "Record Date").

         Capitalized terms used herein but not defined herein have the meanings given to them in the Consent Solicitation Statement.

         HOLDERS WHO WISH TO CONSENT MUST DELIVER THEIR PROPERLY COMPLETED AND EXECUTED CONSENT FORM BY MAIL, FIRST-CLASS POSTAGE PREPAID, HAND DELIVERY, OVERNIGHT COURIER OR BY FACSIMILE TRANSMISSION (WITH AN ORIGINAL TO BE DELIVERED SUBSEQUENTLY) TO THE CONSENT AGENT (AND NOT TO CAPROCK) AT ITS ADDRESS OR FACSIMILE NUMBER SET FORTH ABOVE IN ACCORDANCE WITH THE INSTRUCTIONS SET FORTH HEREIN AND IN THE CONSENT SOLICITATION STATEMENT. HOWEVER, CAPROCK RESERVES THE RIGHT TO ACCEPT ANY CONSENT RECEIVED BY CAPROCK, THE CONSENT AGENT OR THE TRUSTEE. UNDER NO CIRCUMSTANCES PURSUANT TO THIS CONSENT SOLICITATION SHOULD ANY PERSON TENDER OR DELIVER CAPROCK NOTES TO CAPROCK, MCLEODUSA INCORPORATED, THE SOLICITATION AGENTS, THE CONSENT AGENT OR THE TRUSTEE AT ANY TIME.

         Only Holders are eligible to consent to the Proposed Amendments. Any beneficial owner of the CapRock Notes who is not a Holder must arrange with the person who is the Holder or such Holder's assignee or nominee to execute and deliver a Consent Form on behalf of such beneficial owner. For purposes of the Consent Solicitation, The Depository Trust Company ("DTC") has authorized DTC Participants set forth in the position listing of DTC as of the Record Date to execute Consent Forms as if they were Holders of the CapRock Notes held of record in the name of DTC or the name of its nominee. Accordingly, for purposes of the Consent Solicitation, the term "Holder" shall be deemed to include such DTC Participants. CapRock reserves the right, at any time prior to receipt of the Requisite Consents by the Consent Agent, to establish from time to time any new date as the Record Date and, thereupon, any such new date will be deemed to be the "Record Date" for purposes of the Consent Solicitation.

                                     CONSENT

         By execution hereof, the undersigned acknowledges receipt of the Consent Solicitation Statement. The undersigned hereby represents and warrants that the undersigned is a Holder of the CapRock Notes indicated below and has full power and authority to take the action indicated below in respect of such CapRock Notes. The undersigned will, upon request, execute and deliver any additional documents deemed by CapRock or the Consent Agent to be necessary or desirable to perfect the undersigned's consent.

         The undersigned acknowledges that the undersigned must comply with the provisions of this Consent Form, and complete the information required herein, to validly consent to the Proposed Amendments set forth in the Consent Solicitation Statement. The effectiveness of the Proposed Amendments is subject to the conditions set forth in the Consent Solicitation Statement.

         Please indicate by marking the appropriate box below whether you wish to (i) consent to the Proposed Amendments or (ii) not consent to the Proposed Amendments. The undersigned acknowledges that a Consent Form delivered pursuant to any one of the procedures described under the heading "The Consent Solicitation--Procedures for Consenting" in the Consent Solicitation Statement and in the instructions hereto will constitute a binding agreement between the undersigned and CapRock upon the terms and subject to the conditions of the Consent Solicitation. The undersigned further understands that if no box is checked, but this Consent Form is executed and delivered to the Consent Agent, the undersigned will be deemed to have consented to the Proposed Amendments. The undersigned hereby agrees that it will not revoke any consent it grants hereby except in accordance with the procedures set forth herein and in the Consent Solicitation Statement.


          CONSENT                                   DO NOT CONSENT

            [ ]                                           [ ]



         Unless otherwise specified in the table below, this Consent Form relates to the total principal amount of the CapRock Notes held of record by the undersigned at 5:00 p.m., New York City time, on the Record Date. If this Consent Form relates to less than the total principal amount of the CapRock Notes so held, the undersigned has listed on the table below the certificate numbers (with respect to the CapRock Notes not held by depositaries) and principal amount of the CapRock Notes for which consent is given. If the space provided below is inadequate, list the certificate numbers and aggregate principal amounts on a separate signed schedule and affix the list to this Consent Form.

         The undersigned authorizes CapRock or the Consent Agent to deliver this Consent Form and any proxy delivered in connection herewith to the Trustee as evidence of the undersigned's actions with respect to the Proposed Amendments.

                      DESCRIPTION OF THE CAPROCK 1998 NOTES

                         AS TO WHICH CONSENTS ARE GIVEN


                                        Aggregate Principal   Principal Amount With Respect
Name and Address      Certificate        Amount of CapRock          to Which Consents
   of Holder           Number(s)*           1998 Notes**               are Given**
----------------      -----------       -------------------   ------------------------------








                      TOTAL: PRINCIPAL AMOUNT CONSENTING $__________________

----------

* Need not be completed by Holders whose CapRock 1998 Notes are held of record by depositories.

** Unless otherwise indicated in the column labeled "Principal Amount With Respect to Which Consents Are Given," the Holder will be deemed to have consented in respect of the entire aggregate principal amount indicated in the column labeled "Aggregate Principal Amount of CapRock 1998 Notes." All principal amounts must be in multiples of $1,000.



                      DESCRIPTION OF THE CAPROCK 1999 NOTES

                         AS TO WHICH CONSENTS ARE GIVEN


                                   Aggregate Principal    Principal Amount With Respect
Name and Address   Certificate     Amount of CapRock             to Which Consents
   of Holder         Number(s)*        1999 Notes**                 are Given**
----------------   ------------    -------------------    -----------------------------








                   TOTAL: PRINCIPAL AMOUNT CONSENTING $__________________

----------

* Need not be completed by Holders whose CapRock 1999 Notes are held of record by depositories.

** Unless otherwise indicated in the column labeled "Principal Amount With Respect to Which Consents Are Given," the Holder will be deemed to have consented in respect of the entire aggregate principal amount indicated in the column labeled "Aggregate Principal Amount of CapRock 1999 Notes." All principal amounts must be in multiples of $1,000.

                           IMPORTANT - READ CAREFULLY

         If this Consent Form is executed by the Holder, it must be executed in exactly the same manner as the name of the Holder appears on the CapRock Notes. An authorized DTC Participant must execute this Consent Form exactly as its name appears on DTC's position listing as of the Record Date. If the CapRock Notes are held of record by two or more joint Holders, all such Holders must sign the Consent Form. If a signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other Holder acting in a fiduciary or representative capacity, such person should so indicate when signing and must submit proper evidence satisfactory to CapRock or the Consent Agent of such person's authority to so act. If the CapRock Notes are registered in different names, separate Consent Forms must be executed covering each form of registration. If a Consent Form is executed by a person other than the Holder, then such person must have been authorized by proxy or in some other manner acceptable to CapRock to vote the CapRock Notes on behalf of the Holder.

                                    SIGN HERE

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                            Signature(s) of Holder(s)
Date:
     ---------------------------------------------------------------------------

Name(s):
        ------------------------------------------------------------------------

--------------------------------------------------------------------------------
                                 (Please Print)

Capacity (full title):
                      ----------------------------------------------------------

Address:
        ------------------------------------------------------------------------
                               (Include Zip Code)

Area Code and Telephone No.:
                            ----------------------------------------------------

Tax Identification or Social Security No.:
                                          --------------------------------------

                            GUARANTEE OF SIGNATURE(S)
                        (SEE INSTRUCTIONS 5 AND 6 BELOW)

Authorized Signature:
                     -----------------------------------------------------------

Name and Title:
               -----------------------------------------------------------------
                                 (Please Print)

Date:
     ---------------------------------------------------------------------------

Name of Firm:
             -------------------------------------------------------------------

                INSTRUCTIONS FOR CONSENTING HOLDERS FORMING PART
             OF THE TERMS AND CONDITIONS OF THE CONSENT SOLICITATION

         1. DELIVERY OF THIS CONSENT FORM. Subject to the terms and conditions set forth herein and in the Consent Solicitation Statement, a properly completed and duly executed copy of this Consent Form and any other documents required by this Consent Form must be received by the Consent Agent at its address or facsimile number set forth on the cover hereof on or prior to the Expiration Date (provided that the executed original of each document sent by facsimile transmission on or prior to the Expiration Date must be received by the Consent Agent at its address prior to 5:00 p.m., New York City time, on the third business day following the Expiration Date). THE METHOD OF DELIVERY OF THIS CONSENT FORM AND ALL OTHER REQUIRED DOCUMENTS TO THE CONSENT AGENT IS AT THE RISK OF THE HOLDER, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE CONSENT AGENT. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE TIMELY DELIVERY. NO CONSENT FORM SHOULD BE SENT TO ANY PERSON OTHER THAN THE CONSENT AGENT.

         Any beneficial owner of the CapRock Notes who is not a Holder of such CapRock Notes must arrange with the person who is the Holder (e.g., held in the name of DTC or the beneficial owner's broker, dealer, commercial bank, trust company or other nominee institution) or such Holder's assignee or nominee to execute and deliver this Consent Form on behalf of such beneficial owner.

         2. EXPIRATION DATE. The Consent Solicitation expires at 5:00 p.m., New York City time, on October 27, 2000 (the "Expiration Date"), unless CapRock, in its sole discretion, extends the period during which the Consent Solicitation is open, in which case the term "Expiration Date" shall mean, with respect to the Consent Solicitation as so extended, the latest date and time to which the Consent Solicitation is extended. In order to extend the Expiration Date, CapRock will give reasonable notice to all Holders who have received this Consent Solicitation Statement and this Consent Form on or prior to the next business day after the previously scheduled Expiration Date. CapRock may extend the Consent Solicitation on a daily basis or for a specified period of time.

         3. QUESTIONS REGARDING VALIDITY, FORM, LEGALITY, ETC. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of consents and revocations of consents will be resolved by CapRock, whose determinations will be binding. CapRock reserves the absolute right to reject any or all consents and revocations that are not in proper form or the acceptance of which could, in the opinion of CapRock's counsel, be unlawful. CapRock also reserves the right to waive any irregularities in connection with deliveries which must be cured within such time as CapRock determines. None of CapRock, the Consent Agent, the Trustee nor any other person shall have any duty to give notification of any such irregularities or waiver, nor shall any of them incur any liability for failure to give such notification. Deliveries of the Consent Form or notices of revocation will not be deemed to have been made until such irregularities have been cured or waived. CapRock's interpretation of the terms and conditions of the Consent Solicitation (including this Consent Form and the accompanying Consent Solicitation Statement and the instructions hereto and thereto) will be binding on all parties.

         4. HOLDERS ENTITLED TO CONSENT. Only a Holder (or its representative or attorney-in-fact) or another person who has complied with the procedures set forth below may execute and deliver a Consent Form. Any beneficial owner or registered holder of the CapRock Notes who is not the Holder thereof (e.g., held in the name of DTC or the beneficial owner's broker, dealer, commercial bank, trust company or other nominee institution) must arrange with such Holder(s) or such Holder's assignee or nominee to execute and deliver this Consent Form to the Consent Agent on behalf of such beneficial owner. FOR PURPOSES OF THE CONSENT SOLICITATION, THE TERM "Holder" SHALL BE DEEMED TO INCLUDE DTC PARTICIPANTS THROUGH WHICH A BENEFICIAL OWNER'S CAPROCK NOTES MAY BE HELD OF RECORD AS OF THE RECORD DATE IN DTC. A consent by a Holder is a continuing consent notwithstanding that ownership of a Security has been transferred subsequent to the Record Date, unless the Holder timely revokes the prior consent in accordance with the procedures set forth herein and in the Consent Solicitation Statement.

         5. SIGNATURES ON THIS CONSENT FORM. If this Consent Form is signed by the Holder(s) of the CapRock Notes with respect to which this consent is given, the signature(s) of such Holder(s) must correspond with the name(s) as contained on the books of the register maintained by the Trustee or as set forth in DTC's position listing without alteration, enlargement or any change whatsoever.

         If any of the CapRock Notes with respect to which this consent is given were held of record on the Record Date by two or more joint Holders, all such Holders must sign this Consent Form. If any CapRock Notes with respect to which this consent is given have different Holders, it will be necessary to complete, sign and submit as many separate copies of this Consent Form and any necessary accompanying documents as there are different Holders.

         If this Consent Form is signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should indicate such fact when signing, and, unless waived CapRock, evidence satisfactory to CapRock of their authority to so act must be submitted with this Consent Form.

         6. SIGNATURE GUARANTEES. All signatures on this Consent Form must be guaranteed by a firm or other entity identified in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended, including (as such terms are defined therein): (a) a bank; (b) a broker, dealer, municipal securities dealer, municipal securities broker, government securities dealer or government securities broker; (c) a credit union; (d) a national securities exchange, registered securities association or clearing agency; or (e) a savings association (each an "Eligible Institution"). However, signatures need not be guaranteed if this Consent is given by or for the account of an Eligible Institution. If the Holder of the CapRock Notes is a person other than the signer of this Consent Form, see Instruction 5.

         7. REVOCATION OF CONSENT. Any Holder of the CapRock Notes as to which a consent has been given may revoke such consent as to such CapRock Notes or any portion of such CapRock Notes (in integral multiples of $l,000) by delivering a written notice of revocation or a changed Consent Form bearing a date later than the date of the prior Consent Form to the Consent Agent at any time prior to receipt of the Requisite Consents by the

Consent Agent. Any notice of revocation or changed Consent Form received after the receipt of the Requisite Consents by the Consent Agent will not be effective. THE TRANSFER OF THE CAPROCK NOTES AFTER THE RECORD DATE WILL NOT HAVE THE EFFECT OF REVOKING ANY CONSENT THERETOFORE VALIDLY GIVEN BY A HOLDER OF SUCH CAPROCK NOTES, AND EACH PROPERLY COMPLETED AND EXECUTED CONSENT FORM WILL BE COUNTED NOTWITHSTANDING ANY TRANSFER OF THE CAPROCK NOTES TO WHICH SUCH CONSENT RELATES, UNLESS THE PROCEDURE FOR REVOKING CONSENTS DESCRIBED HEREIN HAS BEEN COMPLIED WITH.

         To be effective, a notice of revocation must be in writing, must contain the name of the Holder and the aggregate principal amount of the CapRock Notes to which it relates and must be (a) signed in the same manner as the original Consent Form or (b) accompanied by a duly executed proxy or other authorization (in form satisfactory to CapRock). Revocation of consents must be sent to the Consent Agent at its address set forth in this Consent Form.

         To be effective, the revocation must be executed by the Holder of such CapRock Notes in the same manner as the name of such Holder appears on the books of the register maintained by the Trustee or as set forth in DTC's position listing without alteration, enlargement or any change whatsoever. If a revocation is signed by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or other person acting in a fiduciary or representative capacity, such person must indicate such fact when signing and must submit with the revocation appropriate evidence of authority to execute the revocation. A REVOCATION OF THE CONSENT WILL BE EFFECTIVE ONLY AS TO THE CAPROCK NOTES LISTED ON THE REVOCATION AND ONLY IF SUCH REVOCATION COMPLIES WITH THE PROVISIONS OF THIS CONSENT FORM AND THE CONSENT SOLICITATION STATEMENT. Only a Holder of the CapRock Notes is entitled to revoke a consent previously given. A beneficial owner of the CapRock Notes must arrange with the Holder to execute and deliver on its behalf a revocation of any consent already given with respect to such CapRock Notes. A transfer of CapRock Notes after the Record Date must be accompanied by a duly executed proxy from the relevant Holder if the subsequent transferee is to have revocation rights with respect to the relevant consent to the Proposed Amendments. A purported notice of revocation that is not received by the Consent Agent in a timely fashion and accepted by it as a valid revocation will not be effective to revoke a consent previously given.

         A REVOCATION OF A CONSENT MAY ONLY BE RESCINDED BY THE EXECUTION AND DELIVERY OF A NEW CONSENT FORM AND BY FOLLOWING ONE OF THE DESCRIBED PROCEDURES AT ANY TIME PRIOR TO THE RECEIPT OF THE REQUISITE CONSENTS BY THE CONSENT AGENT.

         CapRock reserves the right to contest the validity of any revocations.

         8. WAIVER OF CONDITIONS. CapRock reserves the absolute right, subject to applicable law, to amend, waive or modify the terms and conditions of the Consent Solicitation.

         9. QUESTIONS AND REQUESTS FOR ASSISTANCE AND ADDITIONAL COPIES. Questions concerning the terms of the Consent Solicitation should be directed to the following Solicitation Agents. The Solicitation Agents for the Consent Solicitation are:


   Goldman, Sachs & Co.                      Salomon Smith Barney Inc.
   Attn: David Scudellari                    Attn: Liability Management Group
   85 Broad Street                           390 Greenwich Street
   New York, New York  10004                 4th Floor
   Phone: (212) 902-3578                     New York, New York  10013
   Fax: (212) 902-9492                       Toll Free Phone:  (800) 558-3745

         Requests for assistance in completing and delivering the Consent Form or requests for additional copies of this Consent Solicitation Statement, the Consent Form or other related documents should be directed to the Consent Agent:

                         Chase Manhattan Trust Company,
                              National Association
                               1650 Market Street
                                   Suite 5210
                        Philadelphia, Pennsylvania 19103
                              Attn: Stephen Schaaf
                           Corporate Trust Department
                              Phone: (215) 988-1320
                               Fax: (215) 568-1450